October 10, 2016

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Suzanne Hayes Assistant Director

Re:	Northwest Biotherapeutics, Inc.
Registration Statement on Form S-3
Filed September 23, 2016
Amended October 3, 2016
File No. 333-213777

Dear Ms. Hayes:

Please be advised that the undersigned is the duly appointed Chief Executive Officer of Northwest Biotherapeutics, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Northwest Biotherapeutics, Inc. (the “Issuer”) provided in your letter dated October 5, 2016 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission, to illustrate the revisions to the registration statement on Form S-3, as amended (the “Registration Statement”) and provide explanation, where necessary. Our responses follow the text of the Staff comment reproduced for your convenience.

Cover Page

1.	It appears that you are relying on General Instruction I.B.6 of Form S-3 for this offering. If so, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

United States Securities and Exchange Commission

October 10, 2016

Please note the Registration Statement was revised to include the following disclosure regarding General Instruction I.B.6 of Form S-3:

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding more than one-third of our “public float” (the market value of our common stock held by our non-affiliates) in any 12-month period so long as our public float remains below $75,000,000. We have not sold any of our common stock or securities convertible into our common stock during the 12 calendar months prior to and including the date of this prospectus pursuant to Instruction I.B.6.

Incorporation of Certain Documents by Reference, page 24

2.	Please revise this section to incorporate by reference the amended annual report on Form 10-K filed on April 29, 2016, the Form 8-K filed on March 3, 2016, and the amended Form 8-K filed on September 19, 2016.

The documents incorporated by reference were revised as follows:

(1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on March 16, 2016 and amended on Form 10-K/A filed on April 29, 2016;

(3) Our Current Reports on Form 8-K filed with the SEC on March 3, 2016, May 2, 2016, May 3, 2016, May 16, 2016, June 30, 2016, July 11, 2016, August 23, 2016, September 6, 2016, September 9, 2016, as amended by Form 8-K/A filed on September 19, 2016, and September 15, 2016.

Exhibit 5.1

3.	Please have counsel revise the legal opinion to cover the Units.

The opinion of counsel has been revised to opine as to the legality of the units that may be offered by including the following paragraph:

The opinion was revised to include the following paragraph:

United States Securities and Exchange Commission

October 10, 2016

7. With respect to any Units, when (i) the Unit Agreements have been duly authorized, executed, and delivered by the Company, (ii) the specific terms of a particular issuance of Units have been duly established by such Unit Agreements in accordance with applicable law (including, without limitation, the adoption by the Board of Directors of the Company of a resolution duly authorizing the issuance and delivery of the Units), and duly executed and delivered on behalf of the Company against payment therefor in accordance with the terms and provisions of the Unit Agreements and as contemplated by the Registration Statement, the Prospectus and the related Prospectus Supplement(s), and (iii) the Registration Statement and any required post-effective amendments thereto and any and all Prospectus Supplement(s) required by applicable laws have all become effective under the Securities Act, and assuming (a) that the terms of the Units as executed and delivered are as described in the Registration Statement, the Prospectus and the related Prospectus Supplement(s), (b) that the Units as executed and delivered do not violate any law applicable to the Company or result in a default under or breach of any agreement or instrument binding upon the Company, and (c) that the Units as executed and delivered comply with all requirements and restrictions, if any, applicable to the Company, whether imposed by any court or governmental or regulatory body having jurisdiction over the Company, the Units will constitute valid and binding obligations of the Company.

The Issuer hereby acknowledges that:

●      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●      the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Linda F. Powers

Linda F. Powers,

Chief Executive Officer